Exhibit I.A.(5)(c)

Royal Tandem Life Insurance Company	New York, New York

Adjustable Loan Interest Rate Rider

This rider provides for an Adjustable Loan Interest Rate provision that an applicant may elect in the application for a policy (or an owner may elect by proper written request after issue) in lieu of the policy loan provision in the basic policy.

Under this provision, the owner may borrow money from us. This policy will be the only security we require for the loan. A loan may be taken under this provision at any time except while this policy is being continued as fixed extended term insurance. The owner may repay all or part of the loan at any time while you are living.

Requesting This Rider After Issue	This rider may be added to the policy on a policy anniversary upon proper written request to Royal Tandem. The written request must be received at our Service Center at least 7 days prior to a policy anniversary in order for the election to take effect as of that policy anniversary.

Loan Value

The loan value is shown in Policy Schedule 2.

The amount of the loan may not exceed the loan value. Any existing policy debt will be deducted from a new loan. The minimum permissible amount of any loan and repayment are shown in Policy Schedule 2.

Adjustable Loan Interest Rate

Interest on a loan accrues (builds up) each day subject to the limitations below at the adjustable loan interest rate. That rate will be determined as of the beginning of each policy year and it will apply to any new or outstanding loan under the policy during that policy year. The rate of interest for the first policy year is shown in Policy Schedule 2. Thereafter, the owner will receive a notice once a year which will state the adjustable loan interest rate for that year.

The adjustable loan interest rate on loans for a policy year after the first shall be the lowest of:

(1)    the Published Monthly Average, as defined below, for the calendar month that ends two months before the beginning of that policy year;

(2)    the maximum loan rate allowed by the insurance laws and regulations in the state or jurisdiction; or

(3)    15%.

The adjustable loan interest rate may be increased whenever such increase is .50% or more per annum. The adjustable loan interest rate charged will be reduced whenever such reduction is .50% or more per annum.

Royal Tandem reserves the right to lower the adjustable loan interest rate, as otherwise determined above, in order to bring the interest charged in line with federal laws, regulations and rulings relating to the tax deductibility of policy loan interest.

In no event, however, will the interest rate on loans provided for by this rider be less than the rate of interest shown in Policy Schedule 2.

Published Monthly Average means the Monthly Average Corporates Yield Averages published by Moody’s Investors Service, Inc. or any successor thereto. If such averages are no longer published, we will use such other averages as may be established by regulation by the insurance supervisory official of the jurisdiction in which this policy is delivered.

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Adjustable Loan Interest Rate (Continued)

We will notify you of the initial interest rate when you make a loan. We will also give you 30 days’ advance written notice before each anniversary of the interest rate for the next policy year.

Interest payments are due at the end of each policy year. If interest isn’t paid when due, it will be added to the amount of the loan. The sum of all outstanding loans plus accrued interest is called the policy debt.

If the policy debt exceeds the larger of the cash surrender value and the fixed base, we will terminate this policy. We will not do this, however, until 31 days after we mail notice of our intent to terminate. We’ll notify, at their last known addresses, the owner and anyone who holds this policy as collateral.

Effect of A Loan

A loan will be transferred out of the separate account and into our general account and a repayment will be transferred into our separate account. A policy loan reduces the total investment base while repayment of a loan will cause an increase in the total investment base. Loans and repayments will be allocated among the investment divisions in accordance with instructions given by the owner. The owner may change that allocation by sending satisfactory notice to us. If no such instructions are on record, the loan or repayment will be allocated in proportion to the investment base in each division as of the date of the loan or repayment. The amounts allocated to an investment division during a policy processing period will be credited with or charged with the division’s net rate of return from the date of allocation to the next policy processing date.

A loan, whether or not repaid, will have a permanent effect on the cash surrender values and may have a permanent effect on the death benefits. If not repaid, the policy debt will reduce the amount of death benefit proceeds and cash value benefits.

Net Loan Cost

The net loan cost will be calculated as follows:

(1)    We determine the policy debt as of the previous policy anniversary.

(2)    We multiply (1) by the loan charge shown in Policy Schedule 3.

When We Will Make The Loan

We’ll usually loan the money within 7 days after we receive a request satisfactory to us. But we may delay making the loan when we are not able to determine the amount because:

•     the NYSE is closed for trading;

•     the SEC determines that a state of emergency exists; or

•     an order of the SEC permits a delay for the protection of policyowners.

If the loan is to be used to pay premiums on this policy or on another variable life insurance policy offered by us, we’ll make the loan immediately.

Suspension of Adjustable Loan Interest Rate	The owner of this policy may, upon proper written request to Royal Tandem, elect to have the provisions of this rider no longer apply. The written request must be received at our Service Center at least 7 days prior to a policy anniversary in order for the election to take effect. Once such an election has been made, the provisions of this rider may not be put back into effect.

Rider Continuation	If a cash value benefit goes into effect, this rider will continue only if the policy is being continued under the variable extended term insurance option.

This rider is part of the policy to which it’s attached.

“Signature Appears Here”	“Signature Appears Here”
Secretary	President

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